Exhibit 99.2

22 November 2004

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC: HOLDING IN COMPANY

A letter from Fidelity Investments dated 19 November 2004 to Royal & Sun Alliance Insurance Group plc was received by Royal & Sun Alliance Insurance Group plc on 19 November 2004, relating to the sale of ordinary shares of 27.5p each. An extract follows:

Dear Sirs

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein was acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Amanda Phillips on 01737 837092 or by FAX on 01737 837450.

Yours faithfully

Amanda Phillips
Regulatory Reporting Analyst

NOTIFICATIONS UNDER SECTIONS 198 TO 202 – U.K. COMPANIES ACT

1.	Company in which shares are held: Royal & Sun Alliance Ins Group

2.	Notifiable Interest: Ordinary Shares

(A)	FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B)	Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3.	The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4.	The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5.	These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6.	The disclosable interests arise under Section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under Section 203 of the Act respectively.

By	___________________________
Catherine Chau
Senior Manager, FIL – Investment Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A

Security: Royal & Sun Alliance Ins Group

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME

	85,300	FIA(K)L	STATE STREET HONG KONG Total
	9,315,800	FII	BANK OF NEW YORK EUROPE LDN Total
	1,727,416	FII	JP MORGAN, BOURNEMOUTH Total
	312,500	FIL	BANK OF NEW YORK BRUSSELS Total
	2,051,300	FIL	BROWN BROS HARRIMN LTD LUX Total
	75,300	FIL	CHASE MANHATTAN LONDON Total
	86,100	FIL	CHASE MANHTTN BK AG FRNKFRT (S Total
	3,862,500	FIL	JP MORGAN, BOURNEMOUTH Total
	2,151,000	FIL	NATIONAL ASTL BK MELBOURNE Total
	3,269,800	FIL	NORTHERN TRUST LONDON Total
	607,840	FIL	STATE STR BK AND TR CO LNDN (S Total
	60,777,613	FISL	JP MORGAN, BOURNEMOUTH Total
	708,100	FMRCO	NORTHERN TRUST LONDON Total
	807,800	FMTC	BANK OF NEW YORK Total
	2,888,500	FMTC	BROWN BROTHERS HARRIMAN AND CO Total
	1,058,400	FMTC	JPMORGAN CHASE BANK Total
	1,522,900	FMTC	NORTHERN TRUST CO Total
	1,410,400	FMTC	STATE STREET BANK AND TR CO Total
	5,273,314	FPM	BANK OF NEW YORK BRUSSELS Total
	381,900	FPM	BANK OF NEW YORK EUROPE LDN Total
	438,000	FPM	CHASE MANHTTN BK AG FRNKFRT (S Total
	604,460	FPM	CITIBANK LONDON Total
	143,700	FPM	CLYDESDALE BANK PLC Total
	60,700	FPM	DEXIA PRIVATBANK Total
	631,322	FPM	JP MORGAN, BOURNEMOUTH Total
	1,190,200	FPM	MELLON BANK Total
	165,600	FPM	NORDEA BANK AB Total
	8,274,592	FPM	NORTHERN TRUST LONDON Total
	2,104,200	FPM	STATE STR BK AND TR CO LNDN (S Total

	111,986,557		Grand Total Ordinary Shares

Current ownership percentage:	3.88%

Shares In Issue:	2,889,321,090

Change in holdings since last filing:(28,555,783) ordinary shares

Name of contact and telephone number for queries

Lva Simms          020 7111 7071

Name and signature of authorised company official responsible for making this notification

Jackie Fox, Deputy Group Company Secretary

Date of notification 22 November 2004